

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 1, 2017

<u>Via E-mail</u>
Roberto Jesus Valdes
President, Principal Executive Officer and Director
International Land Alliance, Inc.
350 10th Ave.
Suite 1000
San Diego, CA 92101

> **Re: International Land Alliance, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 13, 2017**
> **File No. 333-209484**

Dear Mr. Valdes:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 17, 2017 letter.

<u>General</u>

1.   We note that you do not include updated financial statements as requested in comment 9 and that the filing is significantly deficient as it does not appear to comply fully with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Please file a substantive amendment to correct this deficiency by including updated financial statements pursuant to Rule 8-08 of Reg. S-X. Please note that if you do not update the financial statements in your next amendment we will not be able to perform a detailed examination of the next amendment and we will not issue comments.

2.   In each of our comments where we have requested an explanation or clarification, please provide us with a detailed response addressing the issue rather than only including a statement in your response to each comment that the comment has been complied with.

Capital Resources and Liquidity, page 20

3.   We note your disclosure of cash (used in) provided by operations for fiscal years ended December 31, 2014 and 2015, respectively. It appears that these disclosed amounts represent net losses during these time periods. Please revise your filing accordingly.

Oasis Park, page 24

4.   Please refer to comment 2 and address the following:

- Revise your filing to explain how you determine the number of shares to issue in connection with each lot sold as we note significant variances in share issuances either to the same party at different dates or to different buyers listed on pages 40 and 41.

- In your response you refer to ASC 605-50-45-3 in support of your accounting for these stock issuance expenses as advertising and marketing expenses instead of a reduction of the selling price for each lot sold. We note that ASC 605-50-45-3 states that if the consideration consists of "… anything other than cash or equity instruments the cost consideration shall be characterized as an expense." Please tell us how you determined that this guidance supported your accounting conclusion. Additionally, tell us how you considered the guidance in ASC 605-50-45-2 which includes equity instruments in the glossary definition of "cash consideration" and states that cash consideration given by a vendor is presumed to be a reduction of selling price.

5.   As a related matter, we note inclusion of the tabular disclosure of information regarding shares issued to lot purchasers on page 24. Based upon this disclosure, it appears that the expenses recognized as a result of shares issued to lot purchasers represent a significant portion of your gross revenues recognized and have been greater than or almost equal to gross revenues recorded in fiscal year ended December 31, 2015 and for the six-months ended June 30, 2016. Please revise the relevant sections of your filing to clearly disclose the impact that these share issuances, which are offered in almost all cases to lot purchasers as an inducement, have had and are expected to have on your profitability.

Audited Financial Statements

Consolidated Statement of Cash Flows, page F-4

6.   Please refer to comment 5. The amounts of cash provided by various financing activities do not appear to total to the net cash provided by financing activities. Please revise your

Consolidated Statement of Cash Flows to ensure that all amounts and corresponding totals are calculated and disclosed appropriately.

Note 2 – Summary of Significant Accounting Policies

Land and Cost of Lots, page F-7

7.   Please refer to comment 6. It appears based upon your revised disclosure that you currently only include the cost of the land in your determination of cost of lots sold. Please tell us how you considered whether other costs incurred or expected to be incurred to sell your lots should be included in the cost of lots sold. Refer to ASC 970-340-25-13.

8.   Please refer to comment 7. Please tell us why you have included the land costs of Valle Divino in your overall cost of lot sales with the Oasis Park resort since these appear to be different properties and construction of Valle Divino has yet to begin. Please tell us in detail how inclusion of these amounts is appropriate and provide authoritative guidance in support of your accounting.

Note 4 – Prepaid Expense, page F-10

9.   Please refer to comment 8. Please tell us how the $2,900,000 fee for services to be provided by Grupo Valcas/Bajas Residents Club, S.A. de C.V., a related party, was determined. Additionally, please tell us how you determined whether any of these services as disclosed on page F-10 (e.g. project management, design, construction, government liaison, legal, licenses, and permits) represents expenses to be included in cost of lots sales.

You may contact John A. Spitz, Staff Accountant, at (202) 551-3484 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552 or me at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director
Office of Financial Services

cc: Jason Sunstein
        William T. Hart, Esq.